*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015246

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jami Waggoner — (816) 340-7396
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JD 3/9/2011

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Table of contents

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Affirmation

I, Jami Waggoner, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supplemental schedules pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jami Waggoner
Signature

2/24/2011
Date

Financial Operations Principal
Title

Carol Engleman
Notary Public

CAROL ENGLEMAN
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Aug. 13, 2011
Commission # 07494047

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American Century Investments®

2010 Annual Report

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220
Statement of Financial Condition
as of December 31, 2010,
and Independent Auditors' Report
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

American Century Investment Services, Inc., Distributor

CC-BKT-70920 1102

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Report of Independent Accountants

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of American Century Investment Services, Inc ("the Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F, of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Compared the amount shown on item 2B to the payment dated July 29, 2010 in the amount of $2,832 on the Company's disbursement records, noting no differences.
   b. Compared the amount shown on item 2F to the payment dated February 11, 2011 in the amount of $3,738 on the Company's disbursement records, noting no differences.
2. Compared the Total Revenue amount of $180,745,383 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 with the Total Revenue amount of $181,086,300 reported on page 2, item 2a, of Form SIPC-7 for the year ended December 31, 2010, noting a difference of $340,917.
3. Compared adjustments reported on page 2, item 2c, of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared the deductions on line 1 in the amount of $178,455,986 to the general ledger revenue account balances relating to distributions of shares of registered open end investment companies or investment trusts of $178,365,506 provided by the Company, noting a difference of $90,480.
   b. Compared the deductions on line 8 in the amount of $2,629 to the general ledger revenue account balance relating to interest on a money market account provided by the Company, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e, of $2,627,685 and $6,570, respectively, of the Form SIPC-7, noting no differences when rounded to the nearest dollar.

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b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, of $178,455,986 and $2,629 on lines 1 and 8, respectively, by summing the general ledger account balances that make up these deductions, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of American Century Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Report of independent auditors

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Century Investment Services, Inc. ("the Company") (a wholly owned subsidiary of American Century Companies, Inc.) at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011
Kansas City, Missouri

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

Statement of financial condition
December 31, 2010

Assets	
Cash and cash equivalents	$39,179,443
Deferred sales commission	3,599,306
Receivable from ACIM	1,273,653
Prepaid expenses and other	1,054,132
Accounts receivable	273,520
Income taxes receivable	81,753
Total assets	$45,461,807

Liabilities and stockholder's equity	
Liabilities	
Accrued salaries and benefits	$19,718,294
Accrued underwriting and distribution fees	10,319,806
Deferred income taxes	1,147,771
Accounts payable and accrued expenses	622,521
Income taxes payable to ACC	395,408
Total liabilities	32,203,800
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	9,470,535
Retained earnings	3,775,572
Total stockholder's equity	13,258,007
Total liabilities and stockholder's equity	$45,461,807

See notes to statement of financial condition.

Notes to statement of financial condition for the year ended December 31, 2010

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds") for American Century Investment Management, Inc. ("ACIM" or the Adviser) which is also a subsidiary of ACC. Additionally, American Century Services, LLC ("ACS"), another subsidiary of ACC, serves as the Administrative Agent for ACC and conducts certain services for the Company.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company solicits and distributes only shares of the American Century family of funds and municipal fund securities. With respect to this activity, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through a "Special Account for the Exclusive Benefit of Customers of ACIS." Accordingly, the Company is exempt from the reserve requirement computation under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

Cash and cash equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund of $39,179,443 as of December 31, 2010.

Deferred sales commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. In addition, the contingent deferred sales charges the Company collects from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

Management periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. The Company did not record any impairment for the year ended December 31, 2010.

Prepaid expenses — Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Receivable from ACIM — The Company has a receivable from ACIM, another subsidiary of ACC for amounts ACIM collects on behalf of the Company related to their marketing services and distribution of ACI Funds.

Underwriting and distribution revenues and expenses — Revenues are generally earned in accordance with the provisions of the agreements with ACI Funds. Distribution revenues consist of distribution and service fees, front-end sales charge fees, and contingent deferred sales charge redemptions. Distribution expenses represent distribution and service fee charges, front-end sales charges, and concessions payable to selling brokers. Related receivables and payables are included in the receivable from ACIM and accrued underwriting and distribution fees, respectively, on the Statement of Financial Condition.

Distribution service revenue from advisers — In its capacity as distributor for one or more share classes of ACI Funds, the Company performs services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code and other services designated by ACIM. In consideration for these services and in accordance with the provisions of the distribution services agreement, the Adviser pays the Company fees based upon the Adviser's actual usage of distribution services. These amounts are included in the receivable from ACIM on the Statement of Financial Condition.

Income taxes — The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2010.

Administrative service fees from ACC or its affiliates — Expenses include fees owed for administrative services performed by ACS. The costs of information technology, human resources, office space, and corporate overhead services are allocated to the Company as a proportionate share based on relative headcount. Also included are licensing fees paid by the Company to ACC for use of certain trademarks and trade names in mutual fund distribution services, namely, advertising, servicing, marketing, underwriting and selling shares of the Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code. These amounts are netted against the receivable from ACIM on the Statement of Financial Condition.

Use of estimates — The preparation of this Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Employee benefit plans

Profit sharing and 401(k) savings plan — Substantially all employees are covered under a Profit Sharing and 401(k) Savings plan offered by ACC or its other wholly owned subsidiaries. As of December 31, 2010, accrued plan related expenses were $2,490,679 and are included in accrued salaries and benefits on the Statement of Financial Condition.

3. Restricted stock plan

The Company participates in ACC's restricted stock plan, which provides for grants to certain employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting.

The summary of changes in restricted stock for the year ended December 31, 2010, is as follows:

	Shares	Weighted-average grant-date fair value
Nonvested at January 1, 2010	427,020	$16.92
Granted	133,710	12.90
Vested	(62,410)	24.42
Forfeited	(31,020)	19.12
Nonvested at December 31, 2010	467,300	$14.62

The fair value of shares vested during 2010 was $806,455. At December 31, 2010, the total unrecognized compensation cost related to nonvested shares of restricted stock was $3,186,217, which is expected to be recognized over a weighted-average period of 2.1 years.

4. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $6,192,054, which was $4,121,652 in excess of its required net capital of $2,070,402, and a ratio of aggregate indebtedness to net capital was 5.02 to 1 as of December 31, 2010.

5. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents, for which the fair value is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2010 approximates carrying value, as reflected in the Statement of Financial Condition.

6. Income taxes

As of December 31, 2010, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 248,092
Accrued vacation	234,504
Restructuring	7,652
Stock option plan modification	117,584
Total deferred tax assets	607,832
Prepaid expenses	(397,692)
Deferred sales commissions	(1,357,911)
Total deferred tax liabilities	(1,755,603)
Net deferred income taxes	$(1,147,771)

7. Subsequent Events

In accordance with ASC 855, *Subsequent Events,* management performed an evaluation of subsequent events and there were no material events that would require disclosure in the Company's Statement of Financial Condition.

Notes

Notes